Exhibit 21.1

RETROPHIN, INC.

LIST OF SUBSIDIARIES

No.	Name
1	Retrophin Pharmaceutical, Inc.
2	Retrophin Therapeutics I, Inc.
3	Retrophin Therapeutics II, Inc.
4	Retrophin Europe Ltd
5	Retrophin International Holdings Ltd
6	RTRX International CV
7	Retrophin Therapeutics International LLC
8	Retrophin Therapeutics International Cooperatief
9	US LLC 2
10	Retrophin Therapeutics International I, BV
11	Retrophin Therapeutics International II, BV